Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2015	March 31, 2014
Revenue
Premiums
Gross	$3,723	$3,638
Less: Ceded	1,516	1,410
Net premiums	2,207	2,228
Net investment income (loss):
Interest and other investment income	1,279	1,188
Fair value and foreign currency changes on assets and liabilities (Note 3)	2,495	1,921
Net gains (losses) on available-for-sale assets	96	57
Net investment income (loss)	3,870	3,166
Fee income	1,255	1,066
Total revenue	7,332	6,460

Benefits and expenses
Gross claims and benefits paid (Note 5)	3,430	3,203
Increase (decrease) in insurance contract liabilities (Note 5)	3,148	2,229
Decrease (increase) in reinsurance assets (Note 5)	(193)	54
Increase (decrease) in investment contract liabilities (Note 5)	12	31
Reinsurance expenses (recoveries) (Note 6)	(1,453)	(1,325)
Commissions	492	440
Net transfer to (from) segregated funds (Note 9)	17	7
Operating expenses	1,180	1,123
Premium taxes	70	61
Interest expense	72	87
Total benefits and expenses	6,775	5,910

Income (loss) before income taxes	557	550
Less: Income tax expense (benefit) (Note 7)	95	117

Total net income (loss)	462	433
Less: Net income (loss) attributable to participating policyholders	(5)	4

Shareholders’ net income (loss)	467	429
Less: Preferred shareholders’ dividends	26	29
Common shareholders’ net income (loss)	$441	$400

Average exchange rates during the reporting periods:
U.S. dollars	1.24	1.10
U.K. pounds	1.88	1.82
Earnings (loss) per share (Note 11)
Basic	$0.72	$0.66
Diluted	$0.72	$0.65

Dividends per common share	$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	First Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2015	March 31, 2014
Total net income (loss)	$462	$ 433
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	787	339
Unrealized gains (losses) on net investment hedges	(14)	(6)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	228	130
Reclassifications to net income (loss)	(58)	(39)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(7)	2
Reclassifications to net income (loss)	4	(5)
Total items that may be reclassified subsequently to income	940	421
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(46)	(47)
Total items that will not be reclassified subsequently to income	(46)	(47)
Total other comprehensive income (loss)	894	374
Total comprehensive income (loss)	1,356	807
Less: Participating policyholders’ comprehensive income (loss)	1	6
Shareholders’ comprehensive income (loss)	$1,355	$ 801

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2015	March 31, 2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$2	$1
Unrealized gains / losses on available-for-sale assets	(66)	(38)
Reclassifications to net income for available-for-sale assets	25	12
Unrealized gains / losses on cash flow hedges	2	(1)
Reclassifications to net income for cash flow hedges	(1)	2
Total items that may be reclassified subsequently to income	(38)	(24)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	18	20
Total items that will not be reclassified subsequently to income	18	20
Total income tax benefit (expense) included in other comprehensive income (loss)	$(20)	$(4)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2015	December 31, 2014
Assets
Cash, cash equivalents and short-term securities (Note 3)		$6,744	$6,818
Debt securities (Note 3)		70,713	66,214
Equity securities (Note 3)		5,551	5,223
Mortgages and loans		35,727	33,679
Derivative assets		2,378	1,839
Other invested assets (Note 3)		2,686	2,375
Policy loans		3,000	2,895
Investment properties		6,260	6,108
Invested assets		133,059	125,151
Other assets		4,052	3,429
Reinsurance assets (Note 5)		4,583	4,042
Deferred tax assets		1,280	1,230
Property and equipment		577	555
Intangible assets		932	895
Goodwill		4,242	4,117
Total general fund assets		148,725	139,419
Investments for account of segregated fund holders (Note 9)		89,667	83,938
Total assets		$238,392	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 5)		$107,966	$101,228
Investment contract liabilities (Note 5)		2,864	2,819
Derivative liabilities		2,671	1,603
Deferred tax liabilities		217	155
Other liabilities		10,071	9,725
Senior debentures		2,849	2,849
Subordinated debt		2,184	2,168
Total general fund liabilities		128,822	120,547
Insurance contracts for account of segregated fund holders (Note 9)		81,821	76,736
Investment contracts for account of segregated fund holders (Note 9)		7,846	7,202
Total liabilities		$218,489	$204,485
Equity
Issued share capital and contributed surplus		$10,804	$10,805
Retained earnings and accumulated other comprehensive income		9,099	8,067
Total equity		$19,903	$18,872
Total liabilities and equity		$238,392	$223,357

Exchange rates at the end of the reporting periods:	U.S. dollars	1.27	1.16
	U.K. pounds	1.88	1.81

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 5, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	First Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2015	March 31, 2014
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,503
Common shares (Note 8)
Balance, beginning of period	8,465	8,304
Stock options exercised	24	19
Common shares purchased for cancellation	(43)	–
Issued under dividend reinvestment and share purchase plan	21	22
Balance, end of period	8,467	8,345
Contributed surplus
Balance, beginning of period	83	95
Share-based payments	1	2
Stock options exercised	(4)	(4)
Balance, end of period	80	93
Retained earnings
Balance, beginning of period	6,762	5,899
Net income (loss)	467	429
Dividends on common shares	(221)	(220)
Dividends on preferred shares	(26)	(29)
Common shares purchased for cancellation (Note 8)	(77)	–
Balance, end of period	6,905	6,079
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of period	1,164	426
Total other comprehensive income (loss) for the period	888	372
Balance, end of period	2,052	798
Total shareholders’ equity, end of period	$19,761	$17,818
Participating policyholders:
Retained earnings
Balance, beginning of period	$135	$126
Net income (loss)	(5)	4
Balance, end of period	130	130
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of period	6	1
Total other comprehensive income (loss) for the period	6	2
Balance, end of period	12	3
Total participating policyholders’ equity, end of period	$142	$133
Total equity	$19,903	$17,951

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2015	March 31, 2014
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$557	$550
Add: Interest expense related to financing activities	74	85
Operating items not affecting cash:
Increase (decrease) in contract liabilities	3,044	2,407
(Increase) decrease in reinsurance assets	(194)	16
Unrealized (gains) losses on invested assets	(1,649)	(1,318)
Other non-cash items	(1,514)	(797)
Operating cash items:
Deferred acquisition costs	(16)	(12)
Realized (gains) losses on assets	(270)	(318)
Sales, maturities and repayments of invested assets	13,176	20,490
Purchases of invested assets	(12,192)	(20,927)
Change in policy loans	(8)	35
Income taxes received (paid)	(190)	(78)
Mortgage securitization (Note 3)	20	93
Other cash items	52	(59)
Net cash provided by (used in) operating activities	890	167
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(18)	(9)
Investment in and transactions with joint ventures and associates	(3)	(56)
Cash received on sale of discontinued operation	–	72
Other investing activities	(15)	(11)
Net cash provided by (used in) investing activities	(36)	(4)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	29	(124)
Redemption of subordinated debt	–	(500)
Issuance of common shares on exercise of stock options	20	15
Common shares purchased for cancellation (Note 8)	(120)	–
Dividends paid on common and preferred shares	(222)	(223)
Interest expense paid	(53)	(74)
Net cash provided by (used in) financing activities	(346)	(906)
Changes due to fluctuations in exchange rates	209	91
Increase (decrease) in cash and cash equivalents	717	(652)
Net cash and cash equivalents, beginning of period	3,364	3,324
Net cash and cash equivalents, end of period	4,081	2,672
Short-term securities, end of period	2,486	3,261
Net cash and cash equivalents and short-term securities, end of period (Note 3)	$6,567	$5,933

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board. We have used accounting policies which are consistent with our accounting policies in our 2014 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2014 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	35

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$350	$43	$–	$–	$5	$–	$398
Life insurance	906	535	–	257	26	–	1,724
Health insurance	1,030	561	–	4	6	–	1,601
Total gross premiums	2,286	1,139	–	261	37	–	3,723
Less: ceded premiums	1,355	146	–	9	6	–	1,516
Net investment income (loss)	2,426	801	(1)	252	407	(15)	3,870
Fee income	241	51	869	73	40	(19)	1,255
Total revenue	3,598	1,845	868	577	478	(34)	7,332
Less:
Total benefits and expenses	3,463	1,790	622	498	436	(34)	6,775
Income tax expense (benefit)	(10)	20	98	11	(24)	–	95
Total net income (loss)	$145	$35	$148	$68	$66	$–	$462
2014
Gross premiums:
Annuities	$373	$66	$–	$–	$9	$–	$448
Life insurance	867	628	–	186	27	–	1,708
Health insurance	994	482	–	3	3	–	1,482
Total gross premiums	2,234	1,176	–	189	39	–	3,638
Less: ceded premiums	1,274	121	–	8	7	–	1,410
Net investment income (loss)	1,776	961	(2)	181	264	(14)	3,166
Fee income	216	43	728	51	42	(14)	1,066
Total revenue	2,952	2,059	726	413	338	(28)	6,460
Less:
Total benefits and expenses	2,679	1,949	552	370	388	(28)	5,910
Income tax expense (benefit)	28	31	78	11	(31)	–	117
Total net income (loss)	$245	$79	$96	$32	$(19)	$–	$433

3.    Total Invested Assets and Related Net Investment Income

3.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2015
Debt securities	$57,176	$13,537	$–	$70,713
Equity securities	$4,621	$930	$–	$5,551
Other invested assets	$1,557	$156	$973	$2,686

December 31, 2014
Debt securities	$53,127	$13,087	$–	$66,214
Equity securities	$4,357	$866	$–	$5,223
Other invested assets	$1,347	$136	$892	$2,375

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

36	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the three months ended March 31,	2015	2014
Fair value change:
Cash, cash equivalents and short-term securities	$18	$6
Debt securities	2,254	1,459
Equity securities	148	156
Derivative investments	(683)	(93)
Other invested assets	46	31
Total change in fair value through profit or loss assets and liabilities	$1,783	$1,559
Fair value changes on investment properties	56	61
Foreign exchange gains (losses)(1) (2)	656	301
Fair value and foreign currency changes on assets and liabilities	$2,495	$1,921

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	Foreign exchange gains (losses) for 2014 have been reclassified from Interest and other investment income to be consistent with current year presentation.

3.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $14 during the three months ended March 31, 2015 and 2014, respectively.

3.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2015	December 31, 2014	March 31, 2014
Cash	$1,338	$1,283	$1,227
Cash equivalents	2,920	2,085	1,587
Short-term securities	2,486	3,450	3,261
Cash, cash equivalents and short-term securities	6,744	6,818	6,075
Less: Bank overdraft, recorded in Other liabilities	177	4	142
Net cash, cash equivalents and short-term securities	$6,567	$6,814	$5,933

3.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	37

The carrying value and fair value of the securitized mortgages as at March 31, 2015 are $317 and $336, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at March 31, 2015 are $323 and $343, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at March 31, 2015 and December 31, 2014 are $8 and $6, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2015 and December 31, 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2014 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2015 and December 31, 2014.

3.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

3.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at March 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,712	$1,032	$–	$6,744
Debt securities – fair value through profit or loss	1,150	54,981	1,045	57,176
Debt securities – available-for-sale	333	12,767	437	13,537
Equity securities – fair value through profit or loss	2,746	1,714	161	4,621
Equity securities – available-for-sale	763	167	–	930
Derivative assets	23	2,355	–	2,378
Other invested assets	754	78	881	1,713
Investment properties	–	–	6,260	6,260
Total invested assets measured at fair value	$11,481	$73,094	$8,784	$93,359
Investments for account of segregated fund holders	$29,127	$59,929	$611	$89,667
Total assets measured at fair value	$40,608	$133,023	$9,395	$183,026
Liabilities
Investment contract liabilities	$–	$12	$5	$17
Derivative liabilities	7	2,664	–	2,671
Total liabilities measured at fair value	$7	$2,676	$5	$2,688

38	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at March 31, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,373	$18	$1,391
Canadian provincial and municipal government	–	11,147	22	11,169
U.S. government and agency	1,150	59	9	1,218
Other foreign government	–	5,606	74	5,680
Corporate	–	33,939	711	34,650
Asset-backed securities:
Commercial mortgage-backed securities	–	1,462	62	1,524
Residential mortgage-backed securities	–	911	7	918
Collateralized debt obligations	–	31	85	116
Other	–	453	57	510
Total debt securities – fair value through profit or loss	$1,150	$54,981	$1,045	$57,176

Debt securities – available-for-sale consist of the following:

As at March 31, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,631	$–	$1,631
Canadian provincial and municipal government	–	787	37	824
U.S. government and agency	333	2	–	335
Other foreign government	–	568	1	569
Corporate	–	8,110	146	8,256
Asset-backed securities:
Commercial mortgage-backed securities	–	1,095	26	1,121
Residential mortgage-backed securities	–	237	–	237
Collateralized debt obligations	–	–	174	174
Other	–	337	53	390
Total debt securities – available-for-sale	$333	$12,767	$437	$13,537

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	39

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2015 and March 31, 2014.

40	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended March 31, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$21	$–	$125	$(2)	$(11)	$18	$(52)	$55	$1,045	$18
Debt securities – available-for-sale	280	5	3	126	–	(4)	8	–	19	437	3
Equity securities – fair value through profit or loss	125	6	–	23	–	–	–	–	7	161	5
Other invested assets	788	32	–	67	(11)	–	–	–	5	881	33
Investment properties	6,108	44	–	51	(91)	–	–	–	148	6,260	84
Total invested assets measured at fair value	$8,192	$108	$3	$392	$(104)	$(15)	$26	$(52)	$234	$8,784	$143
Investments for account of segregated fund holders	$530	$28	$–	$27	$(7)	$(1)	$10	$–	$24	$611	$26
Total assets measured at fair value	$8,722	$136	$3	$419	$(111)	$(16)	$36	$(52)	$258	$9,395	$169
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and Other Comprehensive Income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	41

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended March 31, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$14	$–	$197	$(16)	$(7)	$7	$(42)	$19	$1,189	$15
Debt securities – available-for-sale	307	–	3	120	(91)	(3)	–	(32)	5	309	3
Equity securities – fair value through profit or loss	115	2	–	–	–	–	–	–	2	119	1
Other invested assets	618	30	2	44	(19)	–	–	–	4	679	31
Investment properties	6,092	40	–	40	(134)	–	–	–	66	6,104	61
Total invested assets measured at fair value	$8,149	$86	$5	$401	$(260)	$(10)	$7	$(74)	$96	$8,400	$111
Investments for account of segregated fund holders	$482	$8	$–	$21	$(7)	$–	$–	$(2)	$18	$520	$8
Total assets measured at fair value	$8,631	$94	$5	$422	$(267)	$(10)	$7	$(76)	$114	$8,920	$119
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

4.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2014 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2015. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.     Insurance Contract Liabilities and Investment Contract Liabilities

5.A Insurance Contract Liabilities

5.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the three months ended March 31, 2015	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$95,243	$3,671	$91,572
Change in balances on in-force policies	2,310	(51)	2,361
Balances arising from new policies	710	186	524
Method and assumption changes	128	58	70
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	3,148	193	2,955
Foreign exchange rate movements	3,417	297	3,120
Balances before Other policy liabilities and assets, end of period	101,808	4,161	97,647
Other policy liabilities and assets	6,158	422	5,736
Balances, end of period	$107,966	$4,583	$103,383

For the three months ended March 31, 2014	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$83,426	$3,414	$80,012
Change in balances on in-force policies	1,684	(77)	1,761
Balances arising from new policies	591	23	568
Method and assumption changes	(46)	–	(46)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,229	(54)	2,283
Foreign exchange rate movements	1,424	110	1,314
Balances before Other policy liabilities and assets, end of period	87,079	3,470	83,609
Other policy liabilities and assets	5,645	286	5,359
Balances, end of period	$92,724	$3,756	$88,968

5.B Investment Contract Liabilities

5.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31, 2015	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$16	$2,142
Deposits	–	98
Interest	–	11
Withdrawals	–	(130)
Fees	–	–
Other	–	5
Foreign exchange rate movements	1	3
Balance, end of period	$17	$2,129

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	43

For the three months ended March 31, 2014	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$18	$2,000
Deposits	–	176
Interest	–	10
Withdrawals	–	(104)
Fees	–	(1)
Other	–	6
Foreign exchange rate movements	–	2
Balance, end of period	$18	$2,089

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2015	2014
Balance, beginning of period	$661	$584
Change in liabilities on in-force policies	1	3
Liabilities arising from new policies	–	18
Increase (decrease) in liabilities	1	21
Foreign exchange rate movements	56	23
Balance, end of period	$718	$628

5.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2015	2014
Maturities and surrenders	$710	$789
Annuity payments	432	312
Death and disability benefits	899	801
Health benefits	1,141	1,019
Policyholder dividends and interest on claims and deposits	248	282
Total gross claims and benefits paid	$3,430	$3,203

6.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

For the three months ended March 31,	2015	2014
Recovered claims and benefits	$1,237	$1,151
Commissions	14	12
Reserve adjustments	69	36
Operating expenses and other	133	126
Reinsurance (expenses) recoveries	$1,453	$1,325

44	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,	2015		2014
		%		%
Total net income (loss)	$462		$433
Add: Income tax expense (benefit)	95		117
Total net income (loss) before income taxes	$557		$550
Taxes at the combined Canadian federal and provincial statutory income tax rate	$148	26.5	$146	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	8	1.4	25	4.5
Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.2	1	0.2
Tax exempt investment income	(52)	(9.3)	(45)	(8.1)
Adjustments in respect of prior periods, including resolution of tax disputes	(7)	(1.2)	(10)	(1.8)
Other	(3)	(0.5)	–	–
Total tax expense (benefit) and effective income tax rate	$95	17.1	$117	21.3

Our statutory income tax rate in Canada is 26.5% (26.5% in 2014). Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months ended March 31, 2015 and 2014 reflects the impact of unrecognized tax losses in the U.K.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2015 and 2014 relates mostly to the resolution of tax audits.

8.    Capital Management

8.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2014 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at March 31, 2015 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2015. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2015.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	45

8.B Significant Capital Transactions

8.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the three months ended March 31,	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.1	$8,465	609.4	$8,304
Stock options exercised	0.6	24	0.6	19
Common shares purchased for cancellation(1)	(3.0)	(43)	–	–
Shares issued under the dividend reinvestment and share purchase plan(2)	0.5	21	0.6	22
Balance, end of period	611.2	$8,467	610.6	$8,345

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. The purchases are made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. are cancelled. The common shares purchased and cancelled under this program during the first quarter of 2015 were purchased at an average price per share of $39.32 for a total price of $120. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

Common shares issued under the Dividend Reinvestment and Share Purchase Plan for dividend reinvestments in the first quarters of 2015 and 2014 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.    Segregated Funds

9.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2015	December 31, 2014
Segregated and mutual fund units	$74,060	$69,402
Equity securities	11,280	10,600
Debt securities	3,458	3,050
Cash, cash equivalents and short-term securities	661	686
Investment properties	429	391
Mortgages	34	30
Other assets	171	99
Total assets	$90,093	$84,258
Less: Liabilities arising from investing activities	$426	$320
Total investments for account of segregated fund holders	$89,667	$83,938

46	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Balances, beginning of period	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	2,378	2,541	33	35
Net transfer (to) from general funds	17	7	–	–
Net realized and unrealized gains (losses)	4,095	2,658	379	(111)
Other investment income	381	189	44	51
Total additions	$6,871	$5,395	$456	$(25)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,138	1,825	107	123
Management fees	198	182	20	22
Taxes and other expenses	48	27	6	2
Foreign exchange rate movements	(598)	(398)	(321)	(326)
Total deductions	$1,786	$1,636	$(188)	$(179)
Net additions (deductions)	$5,085	$3,759	$644	$154
Balances, end of period	$81,821	$72,847	$7,846	$7,207

10.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2015
Revenue	$88	$6,407	$1,278	$(441)	$7,332
Shareholders’ net income (loss)	$467	$363	$68	$(431)	$467

March 31, 2014
Revenue	$(6)	$5,673	$1,283	$(490)	$6,460
Shareholders’ net income (loss)	$429	$370	$144	$(514)	$429

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2015	47

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2015
Invested assets	$20,354	$126,339	$5,814	$(19,448)	$133,059
Total other general fund assets	$9,407	$19,196	$20,281	$(33,218)	$15,666
Investments for account of segregated fund holders	$–	$89,615	$52	$–	$89,667
Insurance contract liabilities	$–	$108,206	$6,606	$(6,846)	$107,966
Investment contract liabilities	$–	$2,864	$–	$–	$2,864
Total other general fund liabilities	$10,000	$19,351	$18,352	$(29,711)	$17,992

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

11.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended March 31,	2015	2014
Common shareholders’ net income (loss) for basic earnings per share	$441	$400
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$444	$403
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	610
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible securities(1) (in millions)	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	617
Basic earnings (loss) per share	$0.72	$0.66
Diluted earnings (loss) per share	$0.72	$0.65

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three months ended March 31, 2015 (3 million for the three months ended March 31, 2014) because these stock options were antidilutive for the period.

48	Sun Life Financial Inc.	First Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)